EXHIBIT A

PRINCIPALS OF TRAFALGAR

Porfirio Sanchez Talavera is the sole principal of Trafalgar Asset Management, LLC, his name, business address, present principal occupation, and citizenship are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Porfirio Sanchez Talavera 11616 South State St Ste 1504, Draper, UT 84020

TRAFALGAR ASSET MANAGEMENT, LLC

Manager. Mr. Sanchez Talavera is the sole owner of Trafalgar Asset Management, LLC, a Delaware limited liability company. Trafalgar Asset Management, LLC’s principal office is at 11616 South State St Ste 1504, Draper, UT 84020.

THE GREATER CANNABIS COMPANY, INC.

Chief Executive Officer and Chairman. The Greater Cannabis Company, Inc.’s principal office is located at 2833 Smith Ave. Ste 333, Baltimore, MD 21209.

Mexico